                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                     FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
             ( ) Check this box if no longer subject to Section 16.
        Form 4 or Form 5 obligations may continue. See Instructions 1(b).

                     1. NAME AND ADDRESS OF REPORTING PERSON
                                 Acres, John F.
                                c/o Acres Gaming
                                815 NW 9th Street
                               Corvallis, OR 97330

                   2. ISSUER NAME AND TICKER OR TRADING SYMBOL
                            Acres Gaming Incorporated
                                      AGAM

        3. IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)

                           4. STATEMENT FOR MONTH/YEAR
                                 November, 1998

                 5. IF AMENDMENT, DATE OF ORIGINAL (MONTH/YEAR)

             6. RELATIONSHIP OF REPORTING PERSON(S) TO ISSUER (CHECK
                                ALL APPLICABLE)
                  (X) Director (X) 10% Owner (X) Officer (give
                     title below) ( ) Other (specify below)
                              Chairman of the Board

           7. INDIVIDUAL OR JOINT/GROUP FILING (CHECK APPLICABLE LINE)
                     (X) Form filed by One Reporting Person
                ( ) Form filed by More than One Reporting Person

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Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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

1.Title of Security      2.Trans-   3.Transac-   4.Securities Acquired(A)   5.Amount of Se-     6. Direct       7.Nature
                           action     tion         or Disposed of (D)         curities Benefi-     (D) or         of In-
                           Date       Code V                                   cially Owned at     Indirect        direct
                                                                              End of Month         (I)            Benefi-
                                                                                                                  cial
                                                                                                                  Owner-
                                               Amount   (A/)     Price                                            ship
                                                        (D)
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Common Stock             11/20/98   P          1,400     A        $3.69       1,848,866            I               *
$0.01 Par Value          11/20/98   P          3,100     A        $3.63         279,432            I               **
                         11/20/98   P          1,000     A        $3.50
                         11/20/98   P            500     A        $3.81
                         11/20/98   P          2,900     A        $3.88
                         11/20/98   P          1,100     A        $3.75
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Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1.Title of    2.Con-   3.          4.   5.Number of De  6.Date Exer  7.Title and Amount  8.Price  9.Number   10.  11.Nature of
  Derivative  version  Transaction      rivative Secu   cisable and  of Underlying       of Deri  of Deriva  Dir     Indirect
  Security    or Exer                   rities Acqui    Expiration   Securities          vative   tive       ect     Beneficial
              cise                      red(A) or Dis   Date(Month/                      Secu     Securities (D)     Ownership
              Price of                  posed of(D)     Day/Year)                        rity     Benefi     or
              Deriva-                                   Date         Expir                        cially     Ind
              tive                                      A/   Exer    ation     Title and Number   Owned at   ire
              Secu-                                     D    cisa    Date         of Shares       End of     ct
              rity     Date        Code V   Amount           ble                                  Month      (I)
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Employee Stk Option    $3.50                                         ***         Common Stock    160,000     D
(Right to Buy)
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Explanation of Responses:
*   By self as trustee for the John and JoAnn Acres 1989 Living Trust.
**  Held by a custodian fbo the reporting person's minor children. The reporting person does not exercise any discretionary control over such shares and disclaims any beneficial ownership thereof.
*** Option vests as to 26,666 shares on each of 8/1/97, 2/1/98 and 8/1/98 and as to 26,670 shares on 2/1/99.


SIGNATURE OF REPORTING PERSON
/s/ John F. Acres, by Robert W. Brown, Attorney in Fact

DATE
12/10/98
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